The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 14, 2022

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated October , 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
$ Callable Fixed Rate Notes due November 30, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	These notes are designed for an investor who seeks a fixed income investment at an interest rate of 5.00% per annum but who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On April 30, 2023 and October 31, 2023 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on April 30, 2023, October 31, 2023 and the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	5.00% per annum
Pricing Date:	October 27, 2022, subject to the Business Day Convention
Original Issue Date:	October 31, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	November 30, 2023, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133MDZ0

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)(3)(4)	Fees and Commissions(3)(4)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If all of the notes are not sold on the Pricing Date at the initial price to the public, the agents and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

(3) With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will not be lower than $998.00 or greater than $1,000 per $1,000 principal amount note.  Broker-dealers who purchase the notes for these accounts will forgo some or all selling commissions related to these sales described in footnote (4) below.  The per note price to the public in the table above assumes a price to the public of $1,000 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(4) J.P. Morgan Securities LLC, which we refer to as JPMS, and Wells Fargo Securities, LLC, which we refer to as WFS, acting as agents for JPMorgan Financial, will receive selling commissions from us. JPMS will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  If the notes priced today, the selling commissions payable to JPMS would be approximately $1.25 per $1,000 principal amount note and in no event will these selling commissions exceed $5.00 per $1,000 principal amount note.  For the portion of the notes where WFS acts as an agent, WFS will receive selling commissions from us that will not exceed $5.00 per $1,000 principal amount note and will pay selected dealers all or a portion of these selling commissions.  Dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Wells Fargo Securities

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf

•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Callable Fixed Rate Notes	PS-2

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the Interest Rate, subject to any earlier redemption. Interest, if any, will be paid in arrears on each Interest Payment Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Callable Fixed Rate Notes	PS-3

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, if any, and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission, if any, and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Tax Treatment

You should review carefully the section in the accompanying product supplement no. 1-II entitled “Material U.S. Federal Income Tax Consequences,” focusing particularly on the section entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Debt Instruments That Provide for Fixed Interest Payments at a Single Rate and That Are Not Issued at a Discount.” The following, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. Our special tax counsel is of the opinion that the notes will be treated as fixed-rate debt instruments as defined and described therein.

Supplemental Plan of Distribution

With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will not be lower than $998.00 or greater than $1,000 per $1,000 principal amount note. Broker-dealers who purchase the notes for these accounts will forgo some or all selling commissions related to these sales described below. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

JPMS and WFS, acting as agents for JPMorgan Financial, will receive selling commissions from us. JPMS will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions payable to JPMS would be approximately $1.25 per $1,000 principal amount note and in no event will these selling commissions exceed $5.00 per $1,000 principal amount note. For the portion of the notes where WFS acts as an agent, WFS will receive selling commissions from us that will not exceed $5.00 per $1,000 principal amount note and will pay selected dealers all or a portion of these selling commissions. Dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If all of the notes are not sold on the Pricing Date at the initial price to the public, the agents and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Callable Fixed Rate Notes	PS-4

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Callable Fixed Rate Notes	PS-5